Exhibit 99.3

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS FOR THE YEAR
ENDED DECEMBER 31, 2018
In this Management’s Discussion and Analysis of Financial Condition and Results of Operations ("MD&A"), unless the context otherwise requires, references to “we”, “us”, “our” or similar terms, as well as references to “Aurinia” or the “Company”, refer to Aurinia Pharmaceuticals Inc., together with our subsidiaries.
The following MD&A provides information on the activities of Aurinia on a consolidated basis and should be read in conjunction with our audited consolidated financial statements and accompanying notes for the year ended December 31, 2018 and our annual MD&A and audited financial statements for the year ended December 31, 2017. All amounts are expressed in United States (US) dollars unless otherwise stated. Dollar amounts in tabular columns are expressed in thousands of US dollars. This document is current in all material respects as of March 15, 2019.
The financial information contained in this MD&A and in our audited consolidated financial statements has been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). The audited consolidated financial statements and MD&A have been reviewed and approved by our Audit Committee. This MD&A has been prepared with reference to National Instrument 51-102 “Continuous Disclosure Obligations” of the Canadian Securities Administrators. Under the U.S./Canada Multijurisdictional Disclosure System, Aurinia is permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which are different from those in the United States.

FORWARD-LOOKING STATEMENTS
A statement is forward-looking when it uses what we know and expect today to make a statement about the future. Forward-looking statements may include words such as “anticipate”, “believe”, “intend”, “expect”, “goal”, “may”, “outlook”, “plan”, “seek”, “project”, “should”, “strive”, “target”, “could”, “continue”, “potential” and “estimated”, or the negative of such terms or comparable terminology. You should not place undue reliance on the forward-looking statements, particularly those concerning anticipated events relating to the development, clinical trials, regulatory approval, and marketing of our products and the timing or magnitude of those events, as they are inherently risky and uncertain.
Securities laws encourage companies to disclose forward-looking information so that investors can get a better understanding of our future prospects and make informed investment decisions. These statements, made in this MD&A, may include, without limitation:

•	our belief that the Phase 2b lupus nephritis ("LN") AURA- LV ("AURA") clinical trial had positive results;

•	our belief that we have sufficient cash resources to adequately fund operations;

•
our belief that the totality of data from both the single double-blind, randomized, placebo controlled Phase 3 clinical trial for voclosporin in the treatment of LN ("AURORA") and AURA clinical trials can potentially serve as the basis for a New Drug Application (an "NDA") with the Food and Drug Administration of the United States Government (the "FDA") following a successful completion of the AURORA clinical trial;

•
our belief that confirmatory data generated from the single AURORA clinical trial and the completed AURA clinical trial should support regulatory submissions in the United States, Europe and Japan and the timing of such, including the NDA submission in the United States;

•	our belief that granted formulation patents regarding the delivery of voclosporin to the ocular surface for conditions such as dry eye have the potential to be of therapeutic value;

•	our belief in the duration of patent exclusivity for voclosporin and that the patents owned by us are valid;

•	our belief in receiving extensions to patent life based on certain events or classifications;

•	our plans and expectations and the timing of commencement, enrollment, completion and release of results of clinical trials;

•	our current forecast for the cost of the AURORA clinical trial and the AURORA 2 extension trial;

•
our intention to demonstrate that voclosporin possesses pharmacologic properties with the potential to demonstrate best-in-class differentiation with first-in-class status for the treatment of LN outside of Japan;

•	our belief of the key potential benefits of voclosporin in the treatment of LN and other podocytopathies;

•	our target launch date for voclosporin as a treatment for LN for early 2021;

•	our belief in voclosporin being potentially a best-in-class CNI (as defined below) with robust intellectual property exclusivity and the benefits over existing commercially available CNIs;

•	our belief that CNIs are a mainstay of treatment for DES;

•
our belief that voclosporin has further potential to be effectively used across a range of therapeutic autoimmune areas including focal segmental glomerulosclerosis ("FSGS"), and keratoconjunctivitis sicca ("Dry Eye Syndrome" or "DES");

•	the timing for completion of enrollment and for data availability for our Phase 2 study for voclosporin in FSGS patients;

•	statements concerning the anticipated commercial potential of voclosporin for the treatment of LN, FSGS and DES;

•	our plan to expand voclosporin renal franchise to include FSGS;

•	our belief that the expansion of the renal franchise could create significant value for shareholders;

•	our intention to use the net proceeds from financings for various purposes;

•
our belief that our current financial resources are sufficient to fund our existing LN program including the AURORA trial and the NDA submission to the FDA, conduct the current Phase 2 study for FSGS, commence additional studies for DES and fund operations into mid-2020.

•	our plans to generate future revenues from products licensed to pharmaceutical and biotechnology companies;

•	statements concerning partnership activities and health regulatory discussions;

•	statements concerning the potential market for voclosporin;

•	our ability to take advantage of financing opportunities if and when needed;

•	our belief that voclosporin ophthalmic solution ("VOS") has the potential to compete in the multi-billion-dollar human prescription dry eye market;

•	our intention to seek additional corporate alliances and collaborative agreements to support the commercialization and development of our products;

•	our belief that the United States Patent and Trademark Office (the "USPTO") will issue a new patent covering the dosing protocol for voclosporin in LN, with a patent term extending to 2037;

•	our belief that additional patents may be granted worldwide based on our filings under the Patent Cooperation Treaty ("PCT");

•	our strategy to become a global biopharmaceutical company;

•	our plan to conduct a confirmatory drug-drug interaction study; and

•	our plan to conduct a study with pediatric patients.

Such statements reflect our current views with respect to future events and are subject to risks and uncertainties and are necessarily based on a number of estimates and assumptions that, while considered reasonable by management, as at the date of such statements, are inherently subject to significant business, economic, competitive, political, regulatory, legal, scientific and social uncertainties and contingencies, many of which, with respect to future events, are subject to change. The factors and assumptions used by management to develop such forward-looking statements include, but are not limited to:

•	the assumption that we will be able to obtain approval from regulatory agencies on executable development programs with parameters that are satisfactory to us;

•	the assumption that recruitment to clinical trials will occur as projected;

•
the assumption that we will successfully complete our clinical programs on a timely basis, including conducting the required AURORA clinical trial and meet regulatory requirements for approval of marketing authorization applications and new drug approvals, as well as favourable product labeling;

•	the assumption that the planned studies will achieve positive results;

•	the assumptions regarding the costs and expenses associated with our clinical trials;

•	the assumption that regulatory requirements and commitments will be maintained;

•
the assumption that we will be able to meet Good Manufacturing Practice (“GMP”) standards and manufacture and secure a sufficient supply of voclosporin on a timely basis to successfully complete the development and commercialization of voclosporin;

•	the assumptions on the market value for the LN program;

•	the assumption that our patent portfolio is sufficient and valid;

•	the assumption that the USPTO will issue a new patent for its dosing protocol once applicable steps have been followed and fees paid;

•	the assumption that we will be able to extend our patents to the fullest extent allowed by law, on terms most beneficial to us;

•	the assumptions on the market;

•	the assumption that there is a potential commercial value for other indications for voclosporin;

•	the assumption that market data and reports reviewed by us are accurate;

•	the assumption that another company will not create a substantial competitive product for Aurinia’s LN business without violating Aurinia’s intellectual property rights;

•	the assumptions on the burn rate of Aurinia’s cash for operations;

•	the assumption that our current good relationships with our suppliers, service providers and other third parties will be maintained;

•	the assumption that we will be able to attract and retain a sufficient amount of skilled staff and/or

•	the assumptions relating to the capital required to fund operations through AURORA clinical trial results and regulatory submission.
It is important to know that:

•
actual results could be materially different from what we expect if known or unknown risks affect our business, or if our estimates or assumptions turn out to be inaccurate. As a result, we cannot guarantee that any forward-looking statement will materialize and, accordingly, you are cautioned not to place undue reliance on these forward-looking statements.

•
forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made may have on our business. For example, they do not include the effect of mergers, acquisitions, other business combinations or transactions, dispositions, sales of assets, asset write-downs or other charges announced or occurring after the forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and necessarily depend on the facts particular to each of them. Accordingly, the expected impact cannot be meaningfully described in the abstract or presented in the same manner as known risks affecting our business.

The factors discussed below and other considerations discussed in the “Risk Factors” section of this MD&A could cause our actual results to differ significantly from those contained in any forward-looking statements.
Such forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause our actual results,

performance, or achievements to differ materially from any assumptions, further results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause such differences include, among other things, the following:

•
the need for additional capital in the future to continue to fund our development programs and commercialization activities, and the effect of capital market conditions and other factors on capital availability;

•	competition;

•	difficulties, delays, or failures we may experience in the conduct of and reporting of results of our clinical trials for voclosporin;

•
difficulties in meeting GMP standards and the manufacturing and securing of a sufficient supply of voclosporin on a timely basis to successfully complete the development and commercialization of voclosporin;

•	difficulties, delays or failures in obtaining regulatory approvals for the initiation of clinical trials;

•	difficulties in gaining alignment among the key regulatory jurisdictions, European Medicines Agency, FDA and Pharmaceutical and Medical Devices Agency, which may require further clinical activities;

•	difficulties, delays or failures in obtaining regulatory approvals to market voclosporin;

•	not being able to extend our patent portfolio for voclosporin;

•	our patent portfolio not covering all of our proposed uses of voclosporin;

•	difficulties we may experience in completing the development and commercialization of voclosporin;

•	the market for the LN business may not be as we have estimated;

•	insufficient acceptance of and demand for voclosporin;

•	difficulties obtaining adequate reimbursements from third party payors;

•	difficulties obtaining formulary acceptance;

•	competitors may arise with similar products;

•	product liability, patent infringement and other civil litigation;

•	injunctions, court orders, regulatory and other enforcement actions;

•
we may have to pay unanticipated expenses, and/or estimated costs for clinical trials or operations may be underestimated, resulting in our having to make additional expenditures to achieve our current goals;

•	difficulties, restrictions, delays, or failures in obtaining appropriate reimbursement from payors for voclosporin;

•	difficulties we may experience in identifying and successfully securing appropriate vendors to support the development and commercialization of our product; and/or

•
uncertainty that the FDA will agree to a label that will follow the dosing protocol under the Notice of Allowance for claims directed at our novel voclosporin dosing protocol for LN (U.S. patent application 15/835,219).

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. These forward-looking statements are made as of the date hereof and we disclaim any intention and have no obligation or responsibility, except as require by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
For additional information on risks and uncertainties in respect of the Company and its business, please see the "Risks and Uncertainties" section of this MD&A. Although we believe that the expectations reflected in such forward-looking statements and information are reasonable, undue reliance should not be placed on forward-looking statements or information because we can give no assurance that such expectations will prove to be correct.
Additional information related to Aurinia, including its most recent Annual Information Form ("AIF"), is available by accessing the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval ("SEDAR") website at www.sedar.com or the U.S. Securities and Exchange Commission’s ("SEC") Electronic Document Gathering and Retrieval System ("EDGAR") website at www.sec.gov/edgar.

OVERVIEW
THE COMPANY
Aurinia is a late clinical stage biopharmaceutical company focused on developing and commercializing therapies to treat targeted patient populations that are suffering from serious diseases with a high unmet medical need. We are currently developing voclosporin, an investigational drug, for the potential treatment of LN, DES and FSGS.
Our head office is located at #1203-4464 Markham Street, Victoria, British Columbia V8Z 7X8. Aurinia has its registered office located at #201, 17904-105 Avenue, Edmonton, Alberta T5S 2H5 where the finance function is performed.
Aurinia Pharmaceuticals Inc. is organized under the Business Corporations Act (Alberta). Our common shares (the "Common Shares") are currently listed and traded on the NASDAQ Global Market ("NASDAQ") under the symbol "AUPH" and on the Toronto Stock Exchange under the symbol "AUP".
We have two wholly-owned subsidiaries: Aurinia Pharma U.S., Inc., (Delaware incorporated) and Aurinia Pharma Limited (United Kingdom incorporated).

BUSINESS OF THE COMPANY
We are currently developing voclosporin, an investigational drug, for the potential treatment of LN, DES and FSGS. Voclosporin is a next generation calcineurin inhibitor ("CNI") which has clinical data in over 2,400 patients across multiple indications. It has also been previously studied in kidney rejection following transplantation, psoriasis and in various forms of uveitis (an ophthalmic disease).
The topical formulation of voclosporin, VOS, is an aqueous, preservative free nanomicellar solution intended for use in the treatment of DES. Studies have been completed in rabbit and dog models. A single Phase 1 study and a Phase 2a head-to-head study have also been completed in healthy volunteers and patients with DES. VOS has IP protection until 2031.
Legacy CNIs have demonstrated efficacy for a number of conditions, including transplant, DES and other autoimmune diseases; however, side effects exist which can limit their long-term use and tolerability. Some clinical complications of legacy CNIs include hypertension, hyperlipidemia, diabetes, and both acute and chronic nephrotoxicity.
Voclosporin is an immunosuppressant, with a synergistic and dual mechanism of action that has the potential to improve near and long-term outcomes in LN when added to mycophenolate mofetil ("MMF"), although not approved for such, the current standard of care for LN. By inhibiting calcineurin, voclosporin reduces cytokine activation and blocks interleukin IL-2 expression and T-cell mediated immune responses. Voclosporin also potentially stabilizes disease modifying podocytes, which protects against proteinuria. Voclosporin is made by a modification of a single amino acid of the cyclosporine molecule. This modification may result in a more predictable pharmacokinetic and pharmacodynamic relationship, an increase in potency, an altered metabolic profile, and easier dosing without the need for therapeutic drug monitoring. Clinical doses of voclosporin studied to date range from 13 - 70 mg administered twice a day ("BID"). The mechanism of action of voclosporin has been validated with certain first generation CNIs for the prevention of rejection in patients undergoing solid organ transplants and in several autoimmune indications, including dermatitis, keratoconjunctivitis sicca, psoriasis, rheumatoid arthritis, and for LN in Japan. We believe that voclosporin possesses pharmacologic properties with the potential to demonstrate best-in-class differentiation with first-in-class regulatory approval status for the treatment of LN outside of Japan.
Based on published data, we believe the key potential benefits of voclosporin in the treatment of LN and other podocytopathies are as follows:

•	increased potency compared to cyclosporine A, allowing lower dosing requirements and fewer off target effects;

•	limited inter and intra patient variability, allowing for easier dosing without the need for therapeutic drug monitoring;

•	less cholesterolemia and triglyceridemia than cyclosporine A; and
•limited incidence of glucose intolerance and diabetes at therapeutic doses compared to tacrolimus.
Our target launch date for voclosporin as a treatment for LN is early 2021.
LN
LN is an inflammation of the kidney caused by systemic lupus erythematosus ("SLE") and represents a serious manifestation of SLE. SLE is a chronic, complex and often disabling disorder. SLE is highly heterogeneous, affecting a wide range of organs and tissue systems. Unlike SLE, LN has straightforward disease measures (readily assessable and easily identified by specialty treaters) where an early response correlates with long-term outcomes, measured by proteinuria. In patients with LN, renal damage results in proteinuria and/or hematuria and a decrease in renal function as evidenced by reduced estimated glomerular filtration rate ("eGFR"), and increased serum creatinine levels. eGFR is assessed through the Chronic Kidney Disease Epidemiology Collaboration equation. Rapid control and reduction of proteinuria in LN patients measured at six months shows a reduction in the need for dialysis at 10 years (Chen et al., Clin J. Am Soc Neph., 2008). LN can be debilitating and costly and if poorly controlled, can lead to permanent and irreversible tissue damage within the kidney. Recent literature suggests severe LN progresses to end-stage renal disease ("ESRD"), within 15 years of diagnosis in 10%-30% of patients, thus making LN a serious and potentially life-threatening condition. SLE patients with renal damage have a 14-fold increased risk of premature death, while SLE patients with ESRD have a greater than 60-fold increased risk of premature death. Mean annual cost for patients (both direct and indirect) with SLE (with no nephritis) have been estimated to exceed $20,000 per patient, while the mean annual cost for patients (both direct and indirect) with LN who progress to intermittent ESRD have been estimated to exceed $60,000 per patient (Carls et al., JOEM., Volume 51, No. 1, January 2009).
DES
DES or dry eye disease or keratoconjuctivitis sicca, is characterized by irritation and inflammation that occurs when the eye’s tear film is compromised by reduced tear production, imbalanced tear composition, or excessive tear evaporation. The impact of DES ranges from subtle, yet constant eye irritation to significant inflammation and scarring of the eye’s surface. Discomfort and pain resulting from DES can reduce quality of life and cause difficulty reading, driving, using computers and performing daily activities. DES is a chronic disease. There are currently two FDA approved therapies for the treatment of dry eye; however, there is opportunity for potential improvement in the effectiveness by enhancing tolerability and onset of action and alleviating the need for repetitive dosing. The disease is estimated to affect greater than 20 million people in the United States (Market Scope, 2010 Comprehensive Report on The Global Dry Eye Products Market).
FSGS
FSGS is a rare disease that attacks the kidney’s filtering units (glomeruli) causing serious scarring which leads to permanent kidney damage and even renal failure. FSGS is one of the leading causes of Nephrotic Syndrome ("NS") and is identified by biopsy and proteinuria. NS is a collection of signs and symptoms that indicate kidney damage, including: large amounts of protein in urine; low levels of albumin and higher than normal fat and cholesterol levels in the blood, and edema. Similar to LN, early clinical response which can be measured by reduction of proteinuria in addition to maintaining podocyte structural and functional integrity, is thought to be critical to long-term kidney health in patients with FSGS.
FSGS is likely the most common primary glomerulopathy leading to ESRD. The incidence of FSGS and ESRD due to FSGS are increasing as time goes on. Precise estimates of incidence and prevalence are difficult to determine. According to NephCure Kidney International, more than 5,400 patients are diagnosed with FSGS every year; however, this is considered an underestimate because a limited number of biopsies are performed. The number of FSGS cases are rising more than any other cause of NS and the incidence of FSGS is increasing through disease awareness and improved diagnosis.  FSGS occurs more frequently in adults than in children and is most prevalent in adults 45 years or older. FSGS is most common in people of African American and Asian descent. It has been shown that the control of proteinuria is important for long-term dialysis-free survival of these patients. Currently, there are no approved therapies for FSGS in the United States or the European Union.

STRATEGY
Our business strategy is to optimize the clinical and commercial value of voclosporin and become a global biopharma company with a focused renal and autoimmune franchise.  This includes the expansion of a potential renal franchise with additional renal indications and the exploitation of voclosporin in novel formulations for treatment of autoimmune related disorders.
We have strategically developed a plan to expand our voclosporin renal franchise to include FSGS. Additionally, we are also furthering development of VOS for the treatment of DES. The advancement of these new indications, in addition to LN, represents an expansion of our pipeline and commercial opportunities.
The key elements of our corporate strategy include:

•	advancing voclosporin through the AURORA Phase 3 clinical trial with anticipated completion of this trial in the fourth quarter of 2019;

•	conducting a Phase 2 proof of concept study for the additional renal indication of FSGS; and

•	conducting additional studies of VOS, while assessing mechanisms to maximize shareholder value through both clinical and business development initiatives.

RECENT DEVELOPMENTS
PATENT NOTICE OF ALLOWANCE
On February 25, 2019, we announced that we had received a notice of allowance (the "Notice of Allowance") from the USPTO for claims directed at our novel voclosporin dosing protocol for LN (U.S. patent application 15/835,219, entitled "PROTOCOL FOR TREATMENT OF LUPUS NEPHRITIS”).
The allowed claims broadly cover the novel voclosporin individualized flat-dosed pharmacodynamic treatment protocol adhered to and required in both the previously reported Phase 2 AURA-LV trial and our ongoing Phase 3 confirmatory AURORA trial. Notably, the allowed claims cover a method of modifying the dose of voclosporin in patients with LN based on patient specific pharmacodynamic parameters.
This Notice of Allowance concludes a substantive examination of the patent application at the USPTO, and after administrative processes are completed and fees are paid, is expected to result in the issuance of a U.S. patent with a term extending to December 2037. If the FDA approves the use of voclosporin for LN and the label for such use follows the dosing protocol under the Notice of Allowance, the issuance of this patent will expand the scope of intellectual property protection for voclosporin, which already includes robust manufacturing, formulation, synthesis and composition of matter patents.
We have also filed for protection of this subject matter under the PCT and have the option of applying for similar protection in the member countries thereof. This may lead to the granting of corresponding claims in the treaty countries which include all the major global pharmaceutical markets.
DES
On January 22, 2019 we released results for our exploratory Phase 2a head-to-head study evaluating the efficacy, safety and tolerability of VOS versus Restasis® (cyclosporine ophthalmic emulsion) 0.05% for the treatment of DES. The study was initiated in July of 2018 and full enrollment was achieved in the fourth quarter of 2018. We believe CNI's are a mainstay of treatment for DES. The goal of this program is to develop a best-in class treatment option.
In this exploratory Phase 2a study:

▪	VOS showed statistical superiority to Restasis® on FDA-accepted objective signs of DES.

▪	42.9% of VOS subjects vs 18.4% of Restasis® subjects (p=.0055) demonstrated ≥ 10mm improvement in Schirmer Tear Test ("STT") at Week 4.

▪	Primary endpoint of drop discomfort at 1-minute on Day 1 showed no statistical difference between VOS and Restasis®, as both exhibited low drop discomfort scores, and both drugs were well-tolerated.

On the key pre-specified secondary endpoints of STT (an objective measure of tear production), and Fluorescein Corneal Staining ("FCS") (an objective measure of structural damage to the cornea), which are FDA-accepted efficacy endpoints, VOS showed rapid and statistically significant improvements over Restasis® at Week 4 (STT: p=.0051; FCS: p=.0003).
This 100-patient, double-masked, head-to-head study was designed to evaluate the efficacy, safety and tolerability of VOS versus Restasis® in subjects with DES. Both arms of the study received either VOS or Restasis® (1:1) administered twice daily, in both eyes, for 28 days. Key pre-specified secondary endpoints, which are FDA-accepted endpoints, include STT, FCS, and assessments of dry eye symptoms. Improvements in STT and FCS are considered by regulators to be two of the most clinically meaningful measures of efficacy in this disease.

4-Week Pre-Specified Efficacy Endpoints (Signs)*	VOS	Restasis®	p-value vs. Restasis®
Schirmer Tear Test (STT) (mm LS mean increase from baseline)	8.6	3.3	.0051
% of subjects showing ≥ 10mm improvement in STT (basis of FDA approval for other CNIs and an improvement is considered to be clinically significant)	42.9%	18.4%	.0055
Fluorescein Corneal Staining (FCS) (reduction in staining is clinically significant)	-2.2	-0.2	.0003
*worst eye
Both treatment arms also demonstrated substantial and statistically significant improvements on the Symptom Assessment in Dry Eye score from baseline to Week 4.
No serious adverse events (SAE) were reported in the study, and there were no unexpected safety signals. All adverse events (AEs) were mild to moderate and the majority of patients had no AEs. There were five more patients with mild to moderate AEs in the VOS vs Restasis arm which were typical of complaints from DES patients.
Based on this data, we plan to aggressively advance VOS for the treatment of DES. Our pursuit of further development of VOS provides the Company with an enhanced pipeline that further capitalizes on the differentiating features of voclosporin and positions us for substantial growth and measured diversification.
VOS had previously shown evidence of efficacy in our partnered canine studies and in a small human Phase 1 study (n=35), supporting its development for the treatment of DES. Completed preclinical and human Phase 1b studies using our nanomicellar VOS formulation have shown encouraging results in terms of delivery of active drug to the target tissues of the eye. The nanomicellar formulation enables high concentrations of voclosporin to be incorporated into a preservative-free solution for local delivery to the ocular surface. This has been shown to potentially improve efficacy, dosing frequency and tolerability versus the current treatments for DES. We therefore believe VOS has a differentiated product profile with long patent life that has the potential to compete in the multi-billion-dollar human prescription dry eye market.
Animal safety toxicology studies were previously completed in rabbit and dog models, and additional animal safety toxicology studies are either being currently conducted or in the planning stage for 2019.
ATM Offering
On November 30, 2018 we entered into an open market sale agreement with Jefferies LLC pursuant to which Aurinia would be able to, from time to time, sell, through at-the-market (“ATM”) offerings, Common Shares that would have an aggregate offering price of up to $30 million. Aurinia filed a prospectus supplement with securities regulatory authorities in Canada in the provinces of British Columbia, Alberta and Ontario, and with the United States Securities and Exchange Commission, which supplemented Aurinia’s short form base shelf prospectus dated March 26, 2018, and Aurinia’s shelf registration statement on Form F-10 dated March 26, 2018, declared effective on March 29, 2018.
Subsequent to year-end, we sold 4.61 million Common Shares and received gross proceeds of $30 million at a weighted average price of $6.55 pursuant this agreement. We incurred share issue costs of $1.17 million including a 3% commission of $900,000 and professional and filing fees of $270,000 directly related to the ATM offering. Sales in the ATM offering were only conducted in the United States through NASDAQ at market prices.

CLINICAL AND CORPORATE DEVELOPMENTS IN 2018
AURORA Phase 3 Clinical Trial in LN
We achieved a significant milestone on September 25, 2018 with the completion of enrollment for our AURORA Phase 3 clinical trial. The target enrollment of 324 patients was surpassed due to high patient demand with 358 LN patients randomized in sites across 27 countries. AURORA is a 56-week trial (52-week primary endpoint and a four-week follow-up period). Therefore, we expect to have top-line data for this trial in late 2019.
We believe the totality of data from both the AURORA and AURA clinical trials can potentially serve as the basis for an NDA submission with the FDA following a successful completion of the AURORA clinical trial. Under voclosporin’s fast-track designation we intend to utilize a rolling NDA process which will allow us to begin the submission process following a positive pre-NDA meeting with the FDA, which we anticipate will occur in the first quarter of 2020. To that end we are actively preparing the non-clinical and chemistry, manufacturing and controls modules required for the NDA submission. Our current plan is to complete the NDA, including the clinical module, in the second quarter of 2020.
The AURORA clinical trial is a global double-blind, placebo-controlled study, (designed with target enrollment of 324 patients) to evaluate whether voclosporin added to background therapy of CellCept®/MMF can increase overall renal response rates in the presence of low dose steroids.
Patients were randomized 1:1 to either of: (i) 23.7 mg voclosporin BID and MMF, or (ii) MMF and placebo, with both arms receiving a rapid oral corticosteroid taper. As in the AURA clinical trial, the study population in AURORA is comprised of patients with biopsy proven active LN who will be evaluated on the primary efficacy endpoint of complete remission, or renal response, at 52 weeks, a composite which includes:

•	urine protein-creatinine ratio of ≤0.5mg/mg;

•	normal, stable renal function (≥60 mL/min/1.73m2 or no confirmed decrease from baseline in eGFR of >20%);

•	presence of sustained, low dose steroids (≤10mg prednisone from week 44-52) and;

•	no administration of rescue medications.
Patients completing the AURORA trial have the option to roll over into a 104-week blinded extension trial (the "AURORA 2 extension trial"). During the second quarter ended June 30, 2018, the first patients commenced rolling over into the AURORA 2 extension trial. Enrollment in this study continues to increase as additional patients complete AURORA. The data from the AURORA 2 extension trial will allow us to assess the long-term benefit/risk of voclosporin in LN patients, however, this study is not a requirement for potential regulatory approval for voclosporin. Data from the AURORA 2 extension trial assessing long-term outcomes in LN patients should be valuable in a post-marketing setting and for future interactions with various regulatory authorities.
In order to enhance and complete the clinical dossier, we commenced a confirmatory drug-drug interaction study (a "DDI study") between voclosporin and MMF in the second half of 2018. Legacy CNIs, such as cyclosporin A, impact MMF concentrations, and our goal with this short study is to confirm the insignificant impact of voclosporin upon MMF concentrations that were previously seen in a renal transplant study. We are conducting the study with SLE patients and are currently in the process of enrolling patients with the study expected to be completed in 2019. In this study, patients will be monitored for a period of two weeks. We believe the results of this study will add to our knowledge of voclosporin in a multi-targeted therapeutic approach and should have no impact on our submission time-line or the potential approval of voclosporin.
We also plan to evaluate voclosporin in pediatric patients after a potential FDA approval of an indication for adults with LN.
New Voclosporin Indication - FSGS
Similar to LN, integrity of the podocyte is a key feature of disease progression in FSGS. The disease has straightforward disease outcomes where an early clinical response correlates with long-term outcomes, measured by proteinuria. Based on our clinical data in LN which demonstrated that voclosporin decreased proteinuria, we believe voclosporin has the potential to benefit patients with FSGS. Our clinical data in LN demonstrated that voclosporin decreased proteinuria. Furthermore, voclosporin appears to demonstrate a more predictable pharmacology and an improved lipid and metabolic profile over legacy calcineurin inhibitors, which have shown efficacy in treating autoimmune disorders similar to those we are targeting.
We submitted our IND to the FDA in the first quarter of 2018. We received agreement from the FDA with regards to the guidance we provided on this study and the IND is now active. Our Phase 2 proof-of-concept study in FSGS which is an open-label study of approximately 20 treatment-naive patients was initiated in June 2018. As we are essentially enrolling newly diagnosed patients and this is a rare disease, enrollment is slower than originally expected. We believe enrollment could take up to additional twelve months from the current date, however, we plan to have interim data readouts throughout the course of the study, once sufficient patients are enrolled. As we have been focused on LN, expanding our scope to include other proteinuric renal diseases is synergistic with our current strategy and long-term vision.
Corporate Development
We announced on November 8, 2018 that Richard M. Glickman, Aurinia's Chairman and Chief Executive Officer, intends to retire from his position once a suitable replacement is identified and appointed. The board of directors (the "Board") has retained an executive search firm and has initiated a search for his successor. This process is ongoing. Under his direction, the Company has delivered on its key milestones and evolved into a patient-centric, late-stage clinical company with investigational drugs addressing multiple indications across the global immunology market.

RESULTS OF OPERATIONS
For the year ended December 31, 2018, we reported a consolidated net loss of $64.12 million or $0.76 loss per common share, as compared to a consolidated net loss of $70.79 million or $0.92 loss per common share for the year ended December 31, 2017.
We recorded an increase in the estimated fair value of derivative warrant liabilities of $9.95 million for the year ended December 31, 2018 compared to $23.92 million for the previous year. These increases, which are non-cash in nature, increased the consolidated net loss for each of the years respectively.
After adjusting for the non-cash impact of the revaluation of the warrant liabilities, the net loss before change in estimated fair value of derivative warrant liabilities for the year ended December 31, 2018 was $54.09 million compared to $46.87 million for the year ended December 31, 2017. The higher net loss before the increase in estimated fair value of derivative warrant liabilities in 2018 was primarily due to an increase in research and development ("R&D") expenses for the year ended December 31, 2018.
Licensing revenue, contract revenue and deferred revenue
Licensing Revenue
We recorded licensing revenue of $118,000 (2017 - $118,000) related to the upfront license payment of $1.5 million received in 2010 pursuant to the 3SBio Inc. license agreement. Under the agreement, the primary substantive obligations of the Company are to grant the license and transfer intellectual knowledge to 3SBio. Under the agreement, we are also required to maintain the patent portfolio in China, Taiwan and Hong Kong, and to provide further support and cooperation to 3SBio over the life of the agreement, which coincides with the life of the patents. Any additional assistance which may be provided to 3SBio will be performed on a full cost recovery basis. The deferred licensing fee revenue is recognized on a straight-line basis we satisfy the performance obligations over the life of the patents and the benefit to the customer transfers ratably throughout the patent live, which expires in 2022. As at December 31, 2018, $442,000 (2017 - $560,000) of deferred revenue remains relating to this payment. We will provide commercial supply to 3SBio on a cost-plus basis and will receive ongoing royalties based on sales of voclosporin by 3SBio.
On April 17, 2017, we entered into an agreement with Merck Animal Health (“MAH”) whereby the Company granted them worldwide rights to develop and commercialize its patented nanomicellar voclosporin ophthalmic solution (“VOS”) for the treatment of Dry Eye Syndrome in dogs. Under the terms of the agreement, we received a Technology Access fee of $300,000. This agreement provided MAH with a right to use intellectual property. MAH was able to direct the use of and obtain substantially all of the benefits from the license at the time that control of the rights were transferred and therefore, the $300,000 Technology Access fee was recognized as revenue in the year ended December 31, 2017. We are eligible to receive further payments based on certain development and sales milestones and receive royalties based on global product sales.
Contract Revenue
We earned a contract milestone of $345,000 (CA$450,000) pursuant to a purchase and sale agreement dated February 14, 2014 between Ciclofilin Pharmaceuticals Corp. (now Contravir Pharmaceuticals, Inc.) and Aurinia Pharmaceuticals Inc. under which the Company sold the Non-Immunosuppressive Cyclosporine Analogue Molecules (NICAMs) early stage research and development asset to Ciclofilin. We are eligible to receive further payments based on certain development and sales milestones and to receive royalties based on global product sales. We have no obligations under this agreement
Research and Development expenses
R&D expenses increased to $41.38 million for the year ended December 31, 2018 compared to $33.93 million for the year ended December 31, 2017.
The increase in R&D expenses in 2018 primarily reflected costs incurred for the AURORA 2 extension trial, the DDI study and the DES and FSGS Phase 2 studies, which were newly enrolled studies in 2018.
The most significant portion of R&D expenses related to the AURORA trial. AURORA trial costs were $23.56 million for the year ended December 31, 2018 compared to $24.15 million for the year ended December 31, 2017.
Clinical Research Organization ("CRO") and other third party clinical trial expenses were $27.92 million for the year ended December 31, 2018 compared to $21.63 million for the year ended December 31, 2017. The increased costs primarily reflected higher CRO costs, including service fees and pass-through costs related to the AURORA trial, the AURORA 2 extension trial, the DES study, the DDI study and commencement costs for the Phase 2 FSGS.
We incurred drug supply and distribution costs of $4.89 million for the year ended December 31, 2018 compared to $7.12 million for 2017. Costs incurred in 2018 were primarily for encapsulating, packaging and distribution of the drug supply for the AURORA trial and manufacturing and packaging drug supply for VOS, whereas the drug costs for 2017 also included an expense of $3.17 million to manufacture voclosporin drug product.

Salaries, annual incentive pay accruals and employee benefits (excluding non-cash stock compensation expense noted below) increased to $4.26 million for the year ended December 31, 2018 compared to $3.07 million for the same period in 2017. The increase reflected the hiring of fifteen additional R&D employees since January 1, 2017, annual salary increases, and a higher incentive pay accrual resulting from the additional personnel numbers.
We also recorded non-cash stock compensation expense of $2.70 million for the year ended December 31, 2018 compared to $993,000 for 2017. See stock-based compensation expense section below for more details.
Other expenses, which included items such as travel, clinical trial insurance, patent annuity and legal fees, phone and publications increased to $1.61 million for the year ended December 31, 2018 compared to $1.11 million in 2017. The increase reflected higher expenses, particularly for travel, related to the clinical trial programs conducted in 2018.
Corporate, administration and business development expenses
Corporate, administration and business development expenses increased to $13.67 million for the year ended December 31, 2018 compared to $12.10 million for 2017. The increase reflected higher activity levels in 2018.
Corporate, administration and business development expenses included non-cash stock-based compensation expense of $4.16 million for the year ended December 31, 2018 compared to $3.25 million for 2017. See the section on stock-based compensation expense below for more details.
Salaries, director fees, payroll accruals and employee benefits (excluding stock compensation expense noted above) were $4.60 million for the year ended December 31, 2018 compared to $4.24 million in 2017. The increases reflected payroll costs in 2018 for seven additional employees hired since January 1, 2017, higher incentive pay accruals recorded in 2018, annual salary increases for employees and higher director fees.
Professional and consulting fee expense was consistent at $2.31 million for the year ended December 31, 2018 compared to $2.13 million in 2017.
Rent, insurance, information technology, communications and other public company operating costs increased to $1.70 million for the year ended December 31, 2018 compared to $1.33 million for the year ended December 31, 2017. The increased costs reflected overall higher activity levels, higher staff numbers, and higher director and officer insurance costs commensurate with conducting a Phase 3 clinical trial.
Travel, tradeshows and sponsorships expense decreased slightly to $900,000 for the year ended December 31, 2018 compared to $1.16 million for the year ended December 31, 2017.
Stock-based compensation expense
For stock option plan information and outstanding stock option details refer to note 12(c) of the audited consolidated financial statements for the year ended December 31, 2018.
We granted 3.0 million stock options for the year ended December 31, 2018 at a weighted average exercise price of $5.29 compared to 2.73 million stock options at a weighted average exercise price of $4.12 for the year ended December 31, 2017.
Application of the fair value method resulted in charges to stock-based compensation expense of $6.86 million for the year ended December 31, 2018 (2017 – $4.24 million) with corresponding credits to contributed surplus. For the year ended December 31, 2018, stock compensation expense has been allocated to R&D expense in the amount of $2.70 million (2017 – $993,000) and corporate, administration and business development expense in the amount of $4.16 million (2017 – $3.25 million).
The increase in stock-based compensation expense in 2018 compared to 2017 related to the following: an increase in the number of options granted in 2018; an increase in the weighted average of the fair value of the stock options granted to $2.89 per common share in 2018 from $2.79 in 2017 due to increases in 2018, in our share price and in the interest rate used in calculating the fair value; and a change in the vesting periods for employee options to 36 months in 2017 and 2018 compared to 2016, where the majority of granted options vested over 12 months.
Amortization of acquired intellectual property and other intangible assets
Amortization of acquired intellectual property and other intangible assets increased slightly to $1.55 million for the year ended December 31, 2018 compared to $1.43 million recorded in 2017.
Other expense (income)
We recorded other income of $2.07 million for the year ended December 31, 2018 compared to other income of $196,000 for the year ended December 31, 2017.
Other expense (income) included the following items:
Finance income of $2.23 million for the year ended December 31, 2018 consisting of interest income of $2.23 million compared to finance income of $702,000 for the year ended December 31, 2017 consisting of interest income of $1.04 million offset by a loss on sale of short term investments of $338,000. The increase in interest income primarily reflected increases in United States interest rates in 2018 compared to 2017.

Revaluation expense adjustments on long term contingent consideration to ILJIN SNT Co., Ltd. ("ILJIN") of $236,000 for the year ended December 31, 2018 compared to $502,000 for 2017. The contingent consideration is more fully discussed in note 10 to the audited consolidated financial statements for the year ended December 31, 2018.
Foreign exchange gain of $67,000 for the year ended December 31, 2018 compared to a foreign exchange loss of $4,000 in 2017.
Change in estimated fair value of derivative warrant liabilities
We recorded a non-cash increase in estimated fair value of derivative warrant liabilities of $9.95 million for the year ended December 31, 2018 compared to a non-cash increase of $23.92 million for 2017. These revaluations fluctuate based primarily on the market price of our Common Shares. Derivative warrant liabilities are more fully discussed in the section “Critical estimates in applying the Company’s accounting policies” and note 4 (Critical accounting estimates and judgements) to the audited consolidated financial statements for the year ended December 31, 2018.
In accordance with IFRS, a contract to issue a variable number of shares fails to meet the definition of equity and must instead be classified as a derivative liability and measured at fair value with changes in fair value recognized in the consolidated statements of operations and comprehensive loss at each period-end. To clarify, while we will settle these warrants only in shares in the future, accounting rules require that we show a liability because of the potential variability in the number of shares which may be issued if the cashless exercise option is used by the holder of the warrants under the specific situations discussed below.
The derivative warrant liabilities will ultimately be eliminated on the exercise or forfeiture of the warrants and will not result in any cash outlay by Company.
Derivative warrant liability related to December 31, 2016 Bought Deal public offering
On December 28, 2016, we completed a $28.75 million bought deal public offering (the "December Offering"). Under the terms of the December Offering, we issued 12.78 million units at a subscription price per unit of $2.25, each unit consisting of one common share and one-half (0.50) of a common share purchase warrant (a "Warrant"), exercisable for a period of five years from the date of issuance at an exercise price of $3.00. Therefore, we issued 6.39 million Warrants. The holders of the Warrants issued pursuant to the December Offering may elect, if we do not have an effective registration statement registering the Common Shares underlying the Warrants, or the prospectus contained therein is not available for the issuance of the Common Shares underlying the Warrants to the holder, in lieu of exercising the Warrants for cash, a cashless exercise option to receive Common Shares equal to the fair value of the Warrants. This calculation is based on the number of Warrants to be exercised multiplied by the weighted average market price less the exercise price with the difference divided by the weighted average market price. If a Warrant holder exercises this option, there will be variability in the number of shares issued per Warrant. There can be no certainty that we will have an effective registration statement in place over the entire life of the Warrants and therefore, under IFRS we are required to record these Warrants as derivative warrant liabilities.
There were no warrant exercises in 2018.
At each of December 31, 2018 and December 31, 2017, there were 3.52 million of the December 28, 2016 Warrants outstanding at an exercise price of $3.00.
Derivative warrant liability related to February 14, 2014 private placement offering
On February 14, 2014, we completed a $52 million private placement (the "Private Placement"). Under the terms of the Private Placement, we issued 18.92 million units at a subscription price per unit of $2.7485, each unit consisting of one common share and one-quarter (0.25) of a common share purchase warrant (the "2014 Warrants"), exercisable for a period of five years from the date of issuance at an exercise price of $3.2204. The holders of the 2014 Warrants issued pursuant to the Private Placement may elect, in lieu of exercising the 2014 Warrants for cash, a cashless exercise option to receive Common Shares equal to the fair value of the 2014 Warrants based on the number of 2014 Warrants to be exercised multiplied by a five-day weighted average market price less the exercise price with the difference divided by the weighted average market price. If a 2014 Warrant holder exercises this option, there will be variability in the number of shares issued per Warrant.
There were no warrant exercises in 2018.
At each of December 31, 2018 and December 31, 2017, there were 1.74 million of the 2014 Warrants outstanding.
Subsequent to December 31, 2018, the 2014 Warrants outstanding at December 31, 2018 were exercised. Certain holders of the 2014 Warrants elected the cashless exercise option and we issued 687,000 Common Shares on the cashless exercise of 1.27 million 2014 Warrants. The remaining 464,000 warrants were exercised for cash, at a price of $3.2204, and as a result we received cash proceeds of $1.49 million upon the issuance of 464,000 Common Shares. Pursuant to the exercise of the 2014 Warrants, we transferred $5.92 million from derivative warrant liability to equity (Common Shares) and recorded an adjustment of $352,000 through the statement of operations and comprehensive loss related to the change in estimated fair value of derivative warrant liabilities in the first quarter ended March 31, 2019. As a result, the derivative warrant liability of $6.27 million at December 31, 2018 related to the Private Placement has been extinguished upon the exercise of the 2014 Warrants.

LIQUIDITY AND CAPITAL RESOURCES
At December 31, 2018, we had cash, cash equivalents, and short term investments on hand of $125.86 million compared to $173.46 million at December 31, 2017.
Subsequent to December 31, 2018 we received gross proceeds of $30 million from the ATM facility (as discussed in the Recent Developments section), proceeds of $1.49 million from the cash exercise of 464,000 2014 Warrants and proceeds of $1.30 million from the exercise of 377,000 stock options.
We are in the development stage and are devoting the majority of our operational efforts and financial resources towards the clinical development and potential commercialization of our late stage drug, voclosporin, which includes the completion of the AURORA trial. For the year ended December 31, 2018, we reported a loss of $64.12 million (December 31, 2017 - $70.79 million) and a cash outflow from operating activities of $51.61 million (December 31, 2017 - $41.17 million). As at December 31, 2018, we had an accumulated deficit of $415.96 million (December 31, 2017 - $351.84 million).
We believe that our cash position is sufficient to fund our existing LN program, our ongoing Phase 2 study in FSGS, commence further studies for DES, and supporting operations until mid-2020.
More specifically, our cash position provides funding to finish the AURORA trial with estimated costs to complete of approximately $22 million and complete the regulatory NDA submission with the FDA in early 2020 based on our current expected time-lines. We are also conducting the AURORA 2 extension trial which will be completed towards the end of 2021 with estimated costs still be incurred of approximately $30 million. In addition, our cash will allow us to conduct our current FSGS study, complete the current DDI study, commence further studies for DES while also funding our supporting corporate, administration and business development activities and working capital needs during this period.
Sources and Uses of Cash:

	Year ended December 31, 2018 (in thousands)	Year ended December 31, 2017 (in thousands)	Increase (Decrease) (in thousands)
	$	$	$
Cash used in operating activities	(51,610)	(41,169)	(10,441)
Cash used in investing activities	(66)	(8,003)	7,937
Cash generated from financing activities	4,014	175,152	(171,138)
Net increase (decrease) in cash and cash equivalents	(47,662)	125,980	(173,642)
Net cash used in operating activities in fiscal 2018 was $51.61 million, an increase of $10.44 million, from cash used in operating activities of $41.17 million in 2017. Cash used in operating activities in 2018 and 2017 was composed of net loss, add-backs or adjustments not involving cash, such as stock-based compensation and change in estimated fair value of derivative warrant liabilities and net change in other operating assets and liabilities including prepaid expenses, deposits and other and accounts payable and accrued liabilities. Prepaid expenses, deposits and other increased to $6.78 million for the year ended December 31, 2018 from $1.68 million for the year ended December 31,2017. This increase primarily reflected a deposit for the manufacture of API in the amount of $3.29 million and increase of $1.09 million in advances and deposits with our CROs that are conducting our clinical trials and studies. Cash used in operating activities in 2017 included $2.15 million paid to ILJIN related to the contingent consideration liability.
Cash used in investing activities for the year ended December 31, 2018 was $66,000 compared to cash used in investing activities of $8.00 million for the year ended December 31, 2017. The change in these amounts primarily related to movements within our short term investment portfolio which was comprised of bonds and treasury notes.
Cash generated from financing activities for the year ended December 31, 2018 was $4.01 million compared to cash generated by financing activities of $175.15 million for the year ended December 31, 2017. Cash generated from financing activities for the year ended December 31, 2017 included net proceeds of $162.32 million from our March 20, 2017 financing.
We received $3.07 million from the exercise of warrants and $943,000 from the exercise of stock options for the year ended December 31, 2018 compared to $8.92 million for warrants and $3.91 million for stock options in 2017.
Use of Financing Proceeds
December Offering
On December 28, 2016, we completed the December Offering for net proceeds of $26.14 million, the net proceeds of which are to be used to advance the clinical and non-clinical development of our lead drug, voclosporin, as a therapy for LN, and for working capital and corporate purposes.

March Offering
On March 20, 2017, we completed an underwritten public offering of 25.64 million Common Shares, which included 3.35 million Common Shares issued pursuant to the full exercise of the underwriters' overallotment option to purchase additional Common Shares, for net proceeds of $162.32 million (the "March Offering"), which are to be used for R&D activities and for working capital and corporate purposes.
A summary of the anticipated and actual use of net proceeds used to date from the above financings is set out in the table below.

Allocation of net proceeds	Total net proceeds from financings (in thousands)	Net proceeds used to date (in thousands)
	$	$
December 28, 2016 Offering:
Clinical and non-clinical development of voclosporin	21,700	21,700
Working capital and corporate purposes	4,442	4,442
Subtotal:	26,142	26,142

March 20, 2017 Offering:
R&D activities	123,400	47,044
Working capital and corporate purposes	38,924	6,169
Subtotal:	162,324	53,213

Proceeds from ATM Sales in 2019:	28,829	—

Total:	217,295	79,355

To December 31, 2018, there have been no material variances from how we disclosed we were going to use the proceeds from the above noted offerings and thus, no material impact on its ability to achieve our business objectives and milestones.

CONTRACTUAL OBLIGATIONS
We have the following contractual obligations as at December 31, 2018:

	Total (in thousands)	Less than one year (in thousands)	One to three years (in thousands)	Four to five years (in thousands)	More than five years (in thousands)
	$	$	$	$	$
Operating lease obligations (1)	800	208	487	105	—
Purchase obligations (2)	18,698	12,568	6,122	8	—
Accounts payable and accrued liabilities	7,071	7,071	—	—	—
Contingent consideration to ILJIN (3)	4,028	72	3,956	—	—
Total	30,597	19,919	10,565	113	—

(1)	Operating lease obligations are comprised of the future minimum lease payments for our premises.

(2)
We have entered into contractual obligations for services and materials required for the AURORA clinical trial, drug supply other R&D projects activities. The purchase obligations presented represent the minimum amount to exit our contractual commitments.

(3)	Contingent consideration to ILJIN is described in note 10 to the consolidated audited financial statements for the year ended December 31, 2018.
As at December 31, 2018 we are party to agreements with CROs and a central laboratory and other third party service providers providing services to us for our clinical trials and studies and other research and development activities and for drug supply. Corresponding anticipated expenses over the next twelve months, are estimated to be in the range of $30-$35 million.

RELATED PARTY TRANSACTIONS
Related parties
Compensation of Key Management
Compensation awarded to key management was composed of the following:

	(in thousands)
	2018 $	2017 $
Salaries, short-term employee benefits	2,042	2,961
Bonuses accrued or paid	879	1,300
Severance costs	—	544
Director fees	446	217
Stock-based compensation	4,971	3,560
	8,338	8,582
In 2018, we defined key management as Directors and executive officers whereas in 2017 our key management was defined as all Directors and Officers. This change in definition is a result of our continued growth and the hiring of additional personnel, requiring a narrower focus on the definition of Key Management. In 2017, compensation for Directors and executive officers was $6,812,000.
Other
Stephen P. Robertson, a partner at Borden Ladner Gervais ("BLG") acts as our corporate secretary. We incurred legal fees in the normal course of business to BLG of $152,000 for the year ended December 31, 2018 compared to $255,000 for the year ended December 31, 2017. The amount charged by BLG is based on standard hourly billing rates for the individuals working on our account. We have no ongoing contractual or other commitments as a result of engaging Mr. Robertson to act as our corporate secretary. Mr. Robertson receives no additional compensation for acting as the corporate secretary beyond his standard hourly billing rate.
The outstanding fair value of contingent consideration payable to ILJIN, an affiliated shareholder and related party, is the result of an Arrangement Agreement (the "ILJIN Agreement") completed on September 20, 2013 between the Company, Aurinia Pharma Corp. and ILJIN.
Pursuant to the terms of the ILJIN Agreement, $10 million in contingent consideration would potentially be owed to ILJIN based on the achievement of future pre-defined clinical and marketing milestones. During 2017, we paid ILJIN $2.15 million of the $10 million upon the achievement of two specific milestones pursuant to this contingent consideration. As such, at December 31, 2018, there are $7.85 million of contingent consideration milestones remaining which we may pay out in the future dependent upon the achievement of the specific pre-defined milestones being met.
The contingent consideration payable to ILJIN is more fully discussed in note 10 of the audited consolidated financial statements for the year ended December 31, 2018.

OFF-BALANCE SHEET ARRANGEMENTS
Other than as described in the "Contractual Obligations" and "Contingencies" sections of this MD&A, there are no material undisclosed off-balance sheet arrangements that have or are reasonably likely to have, a current or future effect on our results of operations or financial condition.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS
The preparation of consolidated financial statements in accordance with IFRS often requires management to make estimates about, and apply assumptions or subjective judgment to, future events and other matters that affect the reported amounts of our assets, liabilities, revenues, expenses and related disclosures. Assumptions, estimates and judgments are based on historical experience, expectations, current trends and other factors that management believes to be relevant at the time at which our consolidated financial statements are prepared. Management reviews, on a regular basis, our accounting policies, assumptions, estimates and judgments in order to ensure the consolidated financial statements are presented fairly and in accordance with IFRS.
Critical accounting estimates and judgments are those that have a significant risk of causing material adjustment and are often applied to matters or outcomes that are inherently uncertain and subject to change. As such, management cautions that future events often vary from forecasts and expectations and that estimates routinely require adjustment.
Management considers the following areas to be those where critical accounting policies affect the significant judgments and estimates used in the preparation of our consolidated financial statements.

Critical estimates in applying Aurinia's accounting policies

•	Contingent consideration
Contingent consideration is a financial liability recorded at fair value. The amount of contingent consideration to be paid is based on the occurrence of future events, such as the achievement of certain development, regulatory and sales milestones. Accordingly, the estimate of fair value contains uncertainties as it involves judgment about the likelihood and timing of achieving these milestones as well as the discount rate used. Changes in fair value of the contingent consideration obligation result from changes to the assumptions used to estimate the probability of success for each milestone, the anticipated timing of achieving the milestones and the discount period and rate to be applied. A change in any of these assumptions could produce a different fair value, which could have a material impact on the results from operations.
The fair value estimates at December 31, 2018 were based on a discount rate of 10% (2017 - 10%) and a presumed payment range between 50% and 74% (2017- 50% and 75%). The fair value of this contingent consideration as at December 31, 2018 was estimated to be $4.03 million (December 31, 2017 - $3.79 million) and was determined by estimating the probability and timing of achieving the milestones and applying the income approach.
The change in the revaluation amounts in 2018 resulted primarily from the change in the expected timing of milestone payments and the passage of time. The change in probability factors for the milestones and the passage of time resulted in a revaluation of contingent consideration expense of $236,000 for the year ended December 31, 2018.
This is a Level 3 recurring fair value measurement. If the probability for success were to increase by a factor of 10% for each milestone, this would increase the net present value ("NPV" of the obligation by approximately $622,000 as at December 31, 2018. If the probability for success were to decrease by a factor of 10% for each milestone, this would decrease the NPV of the obligation by approximately $620,000 as at December 31, 2018. If the discount rate were to increase to 12%, this would decrease the NPV of the obligation by approximately $172,000. If the discount rate were to decrease to 8%, this would increase the NPV of the obligation by approximately $185,000.
Derivative warrant liabilities
Warrants issued pursuant to equity offerings that are potentially exercisable in cash or on a cashless basis resulting in a variable number of shares being issued are considered derivative liabilities and therefore measured at fair value.
We use the Black-Scholes pricing model to estimate fair value at each exercise and period end date. The key assumptions used in the model are the expected future volatility in the price of our shares and the expected life of the warrants. The impact of changes in key assumptions are noted below.
These derivative warrant liabilities are Level 3 recurring fair value measurements.
The key Level 3 inputs used by management to estimate the fair value are the market price and the expected volatility. If the market price were to increase by a factor of 10%, this would increase the estimated fair value of the obligation by approximately $3.41 million as at December 31, 2018. If the market price were to decrease by a factor of 10%, this would decrease the estimated fair value of the obligation by approximately $3.37 million. If the volatility were to increase by 10%, this would increase the estimated fair value of the obligation by approximately $344,000. If the volatility were to decrease by 10%, this would decrease estimated fair value of the obligation by approximately $322,000 as at December 31, 2018.

•	Fair value of stock options
Determining the fair value of stock options on the grant date requires judgment related to the choice of a pricing model, the estimation of stock price volatility and the expected term of the underlying instruments. Any changes in the estimates or inputs utilized to determine fair value could result in a significant impact on our reported operating results, liabilities or other components of shareholders’ equity. The key assumptions used by management is the stock price volatility.
If the stock price volatility was higher by a factor of 10% on the option grant dates in 2018, this would have increased annual stock compensation expense by approximately $308,000. If the stock price volatility was lower by a factor of 10% on the grant date, this would have decreased annual stock compensation expense by approximately $265,000.
We used the Black-Scholes option pricing model to estimate the fair value of the options granted in 2018 and 2017.
We consider historical volatility of our Common Shares in estimating its future stock price volatility. The risk-free interest rate for the expected life of the options was based on the yield available on government benchmark bonds with an approximate equivalent remaining term at the time of the grant. The expected life is based upon the contractual term, taking into account expected employee exercise and expected post-vesting employment termination behavior.

Critical judgments in applying Aurinia's accounting policies

•	Revenue recognition
Our assessments related to the recognition of revenues for arrangements containing multiple elements are based on estimates and assumptions. Judgment is necessary to identify separate performance obligations and to allocate related consideration to each separate performance obligation. Where deferral of license fees is deemed appropriate, subsequent revenue recognition is often determined based on certain assumptions and estimates, our continuing involvement in the arrangement, the benefits expected to be derived by the customer and expected patent lives. The estimate of variable consideration requires significant judgment and an assessment of their potential reversal. We also use judgement in assessing if a license is a right to use or a right to access intellectual property. Factors that are considered include whether the customer reasonably expects (arising from the entity's customary business practices) that the entity will undertake activities that will significantly affect the intellectual property, the rights granted by the license directly expose the customer to any positive or negative effects of the entity's activities and whether those activities transfer a separate good or service to the customer. To the extent that any of the key assumptions or estimates change, future operating results could be affected.

•	Impairment of intangible assets
We follow the guidance of IAS 36 to determine when impairment indicators exist for its intangible assets. When impairment indicators exist, we are required to make a formal estimate of the recoverable amount of its intangible assets. This determination requires significant judgment. In making this judgment, management evaluates external and internal factors, such as significant adverse changes in the technological, market, economic or legal environment in which we operate as well as the results of our ongoing development programs. Management also considers the carrying amount of our net assets in relation to our market capitalization as a key indicator. In making a judgment as to whether impairment indicators exist as at December 31, 2018, management concluded there were none.

•	Derivative warrant liabilities
Management has determined that derivative warrant liabilities are classified as long term as these derivative warrant liabilities will ultimately be settled for Common Shares and therefore the classification is not relevant.

RECENT CHANGES IN ACCOUNTING STANDARDS
New accounting standards adopted in the year
We adopted three new and revised standards, effective January 1, 2018. The information below explains the impact of the adoption of IFRS 9 Financial Instruments, IFRS 15 Revenue from Contracts with Customers and IFRS 2 Share based payment on our financial statements that have been applied from January 1, 2018, where they are different to those applied in the prior period.

•	IFRS 9 Financial Instruments
The adoption of IFRS 9 Financial Instruments using the modified retrospective approach on January 1, 2018 (the date of initial application of IFRS 9) results in a change in accounting policy. In accordance with the transitional provisions in IFRS 9, comparative figures have not been restated. The reclassification of financial assets have therefore been recognized in the opening balance sheet on January 1, 2018. The new standard introduces expanded disclosure requirements and changes in presentation, these have minimally impacted the nature and extent of the Company's disclosures. IFRS 9 is a three-part standard to replace IAS 39 Financial Instruments: Recognition and Measurement, addressing new requirements for (i) classification and measurement, (ii) impairment, and (iii) hedge accounting.
Classification and measurement
On January 1, 2018 we assessed which business models apply to the financial assets held by the Company and have classified our financial instruments into the appropriate IFRS 9 categories. There was no impact to the financial liabilities held by the Company.
Cash and cash equivalents, short term investments and accounts receivable are recorded initially at fair value and subsequently at amortized cost using the effective interest method less any provisions for impairment.
The impact to short term investments due to the classification of these assets in accordance with IFRS 9 is outlined below:

	Short term investments	Accumulated other comprehensive loss
Balance at December 31, 2017 – IAS 39	7,833	883
Reclassify investments from available-for-sale to amortized cost	78	(78)
Balance at January 1, 2018 – IFRS 9	7,911	805
The investments held at December 31, 2017 were reclassified from available for sale to amortized cost. At January 1, 2018, the date of initial application, our business model is to hold investments for collection of contractual cash flows, and the cash flows represent solely payments of principal and interest on the principal amount. The fair value loss of $78,000 would have otherwise been recognized in other comprehensive income (OCI) had the short term investments not been reclassified to amortized cost.
There was no impact to cash and cash equivalents and accounts receivable resulting from the adoption of IFRS 9.
Impairment of financial assets
The new impairment model requires the recognition of impairment provisions based on expected credit losses rather than only incurred credit losses as is the case under IAS 39. We have nominal amount of accounts receivable, therefore, the change in impairment methodology due to the new standard does not have a significant impact on the financial statements. Our cash and cash equivalents and short term investments are also subject to the impairment requirements of IFRS 9, the identified impairment loss is not material.
Hedge Accounting
We had not entered into any hedges as at December 31, 2017 and has not undertaken hedging activities in the year ended December 31, 2018 therefore the hedge accounting section standard is not applicable to the Company at this time and does not have an impact on the financial statements.

•	IFRS 15 Revenues from Contracts with Customers
The adoption of IFRS 15 Revenue from Contracts with customers using the modified retrospective and the completed contract practical expedient approaches on January 1, 2018 (the date of initial application of IFRS 15) does result in a change in accounting policy. However, the adoption did not have a material impact on the financial statements, and as a result the 2017 comparatives are not required to be restated. The new standard replaces IAS 18, Revenue, IAS 11 Construction Contracts, and other interpretive guidance associated with revenue recognition. IFRS 15 provides a single model to determine how and when an entity should recognize revenue, as well as requiring entities to provide more informative, relevant disclosures in respect of its revenue recognition criteria.
The modified retrospective approach results in the cumulative effect, if any, of adoption being recognized at the date of initial application. We currently have no product sales or significant sources of revenue, therefore there is no effect upon initial application.
•IFRS 2 Share based payments
In June 2016, the IASB issued final amendments to IFRS 2, clarifying how to account for certain types of share based payment transactions. These amendments, which were developed through the IFRS Interpretations Committee, provide requirements on the accounting for: (i) the effect of vesting and non-vesting conditions on the measurement of cash-settled share based payments; (ii) share-based payment transactions with a net settlement feature for withholding tax obligations; and (iii) a modification to the terms and conditions of a share-based payment that changes the classifications of the transaction from cash-settled to equity-settled. We have evaluated the impact of these amendments and as a result have determined that there is no required change to our accounting policy related to Share based payments, and therefore no changes to the consolidated financial statements were required.

New accounting standard not yet adopted

The following standard is effective for annual periods beginning on or after January 1, 2019 and has not been applied in preparing these annual consolidated financial statements.

•	IFRS 16 Leases
In January 2016, the IASB issued IFRS 16 Leases, which will replace IAS 17 Leases. Under IFRS 16, a contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Under IAS 17, lessees were required to make a distinction between a finance lease and an operating lease. IFRS 16 now requires lessees to recognize a lease liability reflecting future lease payments and a right-of-use asset for virtually all lease contracts. There is an optional exemption for certain short-term leases and leases of low-value assets; however, this exemption can only be applied by lessees. The standard is effective for annual periods beginning on or after January 1, 2019, with earlier adoption if IFRS 15 is also applied. Aurinia has elected to adopt IFRS 16 effective January 1, 2019.

At the date of adoption of IFRS 16, we will recognize a lease liability and right-of-use asset. The lease liability will be measured at the present value of the future lease payments during the lease term which is estimated to be an average of three years at the date of adoption, discounted using incremental borrowing rates which, in most instances, will be an average interest rate on borrowings for companies comparable to us. The right-of-use asset will be initially calculated at an amount equal to the initial value of the lease liability adjusted as required under the standard for specific items. The right-of-use asset is expected to be amortized using the straight-line method from the date of adoption to the end of the lease term. Interest on the lease liability will be calculated using the effective interest method with rent payments reducing the liability. As a result of these changes, there will be a increase in 2019 to interest expense and amortization, and a reduction in Corporate, administration and business development expenses (note 13) on the Statement of Operations and Comprehensive Loss due to the decrease in rent expense. To date, we have identified two facility lease agreements that will have an impact on the consolidated financial statements. As at the reporting date, the non-cancelable commitment related to these two leases is $800,000 (note 20). We are assessing and quantifying the potential financial impact that the adoption will have on our consolidated financial statements. We are also currently reviewing Aurinia's non-facility related contracts and agreements to determine whether any of the agreements will impact our consolidated financial statements. We will be ready to report under IFRS 16 in its first quarter financial statements in 2019.

RISKS AND UNCERTAINTIES
We have invested a significant portion of our time and financial resources in the development of voclosporin. We anticipate that our ability to generate revenues and meet expectations will depend primarily on the successful development, regulatory approval and commercialization of voclosporin.
The successful development and commercialization of voclosporin will depend on several factors, including the following:

•	Successful and timely completion of our clinical program in LN, including the AURORA trial which is anticipated to be completed in the fourth quarter of 2019;

•	receipt of marketing approvals from the FDA and other regulatory authorities with a commercially viable label;

•	securing and maintaining sufficient expertise and resources to help in the continuing development and eventual commercialization of voclosporin;

•	maintaining suitable manufacturing and supply arrangements to ensure commercial quantities of the product through validated processes;

•	acceptance and adoption of the product by the medical community and third-party payers; and

•
our ability to raise future financial resources when required. Future additional sources of capital could include payments from equity financings, debt financings, potential new licensing partners, and/or the monetization of our intangible assets.

A more detailed list of the risks and uncertainties affecting us can be found in our AIF which is filed on SEDAR and EDGAR.
Capital management
Our objective in managing capital, consisting of shareholders' equity, with cash, cash equivalents and short term investments being its primary components, is to ensure sufficient liquidity to fund R&D activities, corporate, administration and business development expenses and working capital requirements. This objective has remained the same from that of the previous year.
Over the past two years, we have raised capital via a public offering, the exercise of warrants and stock options and draw-downs subsequent to year end under our November 30, 2018 ATM facility, as our primary sources of liquidity, as discussed in note 12 - Share Capital.
As our policy is to retain cash to keep funds available to finance the activities required to advance our product development, we do not currently pay dividends.
We are not subject to any capital requirements imposed by any regulators or by any other external source.
Financial instruments and Risks
We are exposed to credit risks and market risks related to changes in interest rates and foreign currency exchange, each of which could affect the value of our current assets and liabilities.
We invest our cash reserves in U.S. dollar denominated, fixed rate, highly liquid and highly rated financial instruments such as treasury notes, banker acceptances, bank bonds, and term deposits. We do not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates relative to our investment portfolio, as the majority of our funds were held in cash or cash equivalents ($117.97 million at December 31, 2018). We also held $7.89 million in short term investments. The short term investments are comprised of two held to maturity interest bearing securities, which each mature in 2019.
Financial risk factors
Our activities can expose us to a variety of financial risks: market risk (including currency risk, interest rate risk and other price risk), credit risk and liquidity risk. Risk management is carried out by management under policies approved by the Board of Directors. Management identifies and evaluates the financial risks. Our overall risk management program seeks to minimize adverse effects on our financial performance.
Liquidity risk
Liquidity risk is the risk we will not be able to meet our financial obligations as they fall due. We manage our liquidity risk through the management of our capital structure and financial leverage, as discussed above in "Capital Management". We also manage liquidity risk by continuously monitoring actual and projected cash flows. The Board reviews and approves our budget, as well as any material transactions out of the ordinary course of business. We invest our cash equivalents in U.S. denominated term deposits with 30 to 90-day maturities, and U.S. denominated short term investments consisting of bonds and treasury notes issued by banks and/or United States or Canadian governments with maturities not exceeding two years to ensure our liquidity needs are met.
All of our financial liabilities are due within one year except for the contingent consideration, as described in note 10 to the audited consolidated financial statements for the year ended December 31, 2018 and the derivative warrant liabilities, as described in note 11 to the audited consolidated financial statements for the year ended December 31, 2018.
Interest rate risk
Interest rate risk is the risk the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.
Financial assets and financial liabilities with variable interest rates expose us to cash flow interest rate risk. Our cash and cash equivalents are comprised of highly liquid investments that earn interest at market rates and the short term investments are comprised of bank or government bonds with a maturity of two years or less. Accounts receivable, accounts payable and accrued liabilities bear no interest.
We manage our interest rate risk by maintaining the liquidity necessary to conduct operations on a day-to-day basis. Our exposure to interest rate risk as at December 31, 2018 was considered minimal as the majority of our financial resources were held as cash and cash equivalents.
Credit risk
Financial instruments that potentially subject us to significant concentrations of credit risk consist principally of cash, cash equivalents and short term investments which were held at three major Canadian banks. We regularly monitor the credit risk exposure and take steps to mitigate the likelihood of these exposures resulting in expected loss.
Foreign currency risk
We are exposed to financial risk related to the fluctuation of foreign currency exchange rates. Foreign currency risk is the risk variations in exchange rates between the US dollars and foreign currencies, primarily with the Canadian dollar, will affect our operating and financial results.
The following table presents our exposure to the Canadian dollar:

		(in thousands)
	December 31, 2018 $	December 31, 2017 $
Cash and cash equivalents	364	125
Accounts receivable	24	28
Accounts payable and accrued liabilities	(1,677)	(1,657)
Net exposure	(1,289)	(1,504)

	Reporting date rate
	December 31, 2018 $	December 31, 2017 $
CA$ – US$	0.733	0.797
Based on our foreign currency exposure noted above, varying the foreign exchange rates to reflect a ten percent strengthening of the CA$ would have increased the net loss by $128,000 assuming all other variables remained constant. An assumed 10% weakening of the CA$ would have had an equal but opposite effect to the amounts shown above, on the basis all other variables remain constant.
Intellectual Property
Patents and other proprietary rights are essential to our business. Our policy has been to file patent applications to protect technology, inventions, and improvements to our inventions that are considered important to the development of our business. We are pursuing certain avenues to expand the voclosporin intellectual property portfolio, including a use patent strategy (which involves potential development of use patents driven by AURA Phase 2b data) and a potential manufacturing patent and trade secret strategy.
The Company has an extensive granted patent portfolio related to cyclosporine analogs, including granted United States patents, covering voclosporin composition of matter, methods of use, formulations and synthesis. The corresponding Canadian, South African and Israeli patents are owned by Paladin Labs Inc. We anticipate that upon regulatory approval, patent protection for voclosporin will be extended in the United States (Patent Term Extension) and certain other major markets, including Europe and Japan, until at least October 2027 under the Hatch-Waxman Act in the United States and comparable patent extension laws in other countries (including the Supplementary Protection Certificate program in Europe). Opportunities may also be available to add an additional six months of exclusivity related to pediatric studies which are currently in the planning process. In addition to patent rights, we also expect to receive "new chemical entity" exclusivity for voclosporin in certain countries, which provides from five years in the United States and up to ten years in Europe.
Further, pursuant to a Notice of Allowance from the USPTO for claims directed at our novel voclosporin dosing protocol for LN as more fully discussed in the Recent Developments section of this MD&A, after administrative processes are completed and fees are paid, we expect the issuance of a U.S. patent with a term extending to December 2037. If the FDA approves the use of voclosporin for LN and the label for such use follows the dosing protocol under the Notice of Allowance, the issuance of this patent will expand the scope of intellectual property protection for voclosporin, which already includes robust manufacturing, formulation, synthesis and composition of matter patents. We have also filed for protection of this subject matter under the PCT and have the option of applying for similar protection in the member countries thereof. This may lead to the granting of corresponding claims in the treaty countries which include all the major global pharmaceutical markets.
We have licensed the development and distribution rights to voclosporin for China, Hong Kong and Taiwan to 3SBio. This license is royalty bearing and we will also supply finished product to 3SBio on a cost-plus basis. We do not expect to receive any royalty revenue pursuant to this license in the foreseeable future.
We have patent protection for VOS as we own two granted United States patents and 14 patents in other jurisdictions related to ophthalmic formulations of calcineurin inhibitors or mTOR inhibitors, including voclosporin. We also have one granted United States patent and 10 patents in other jurisdictions related to topical drug delivery system for ophthalmic use. These patents expire between 2028 and 2031.

CONTINGENCIES

i)
We may, from time to time, be subject to claims and legal proceedings brought against us in the normal course of business. Such matters are subject to many uncertainties. Management believes that the ultimate resolution of such contingencies will not have a material adverse effect on our consolidated financial position.

ii)
We have entered into indemnification agreements with our officers and directors. The maximum potential amount of future payments required under these indemnification agreements is unlimited. However, we do maintain liability insurance to limit our exposure.

iii)
We have entered into an agreement dated February 14, 2014 whereby we are required to pay a third party a royalty equivalent to 2% of royalties received on the sale of voclosporin by licensees and/or 0.3% of net sales of voclosporin sold directly by the Company. Should we sell substantially all of the assets of voclosporin to a third party or transfer those assets to another party in a merger in a manner such that this payment obligation is no longer operative, then we would be required to pay 0.3% of the value attributable to voclosporin in the transaction.

iv)
We have entered into license and research and development agreements with third parties that include indemnification and obligation provisions that are customary in the industry. These guarantees generally require us to compensate the other party for certain damages and costs incurred as a result of third party claims or damages arising from these transactions. These provisions may survive termination of the underlying agreement. The nature of the obligations prevents us from making a reasonable estimate of the maximum potential amount we could be required to pay. Historically, we have not made any payments under such agreements and no amount has been accrued in the accompanying audited consolidated financial statements.

INTERNAL CONTROL OVER FINANCIAL REPORTING
Management’s Annual Report on Internal Control over Financial Reporting
Management, including the Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting ("ICFR"), and has designed such ICFR to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of financial statements for external purposes in accordance with IFRS.
We do not expect that our internal controls and procedures over financial reporting will prevent all error and all fraud. A control system provides only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitation in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgements in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons by collusion of two or more people or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events and there can be no assurance that any design will succeed in achieving our stated goals under all potential future conditions. Because of the inherent limitations in a cost-effective control system, misstatements due to error fraud may occur and not be detected. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Management evaluated the effectiveness of our ICFR as of December 31, 2018 based on the framework set forth in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our ICFR was effective as of December 31, 2018.

DISCLOSURE CONTROLS AND PROCEDURES
Disclosure controls and procedures ("DC&P") as defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, are designed to provide reasonable assurance that all material information required to be publicly disclosed in our annual, interim filings and other reports filed or submitted by us under securities legislation is recorded, processed, summarized and reported within the time periods specified under securities legislation and include controls and procedures designed to ensure that information required to be so disclosed is accumulated and communicated to management including the Chief Executive Officer and the Chief Financial Officer, as appropriate, to allow timely decisions.
In designing and evaluating our DC&P, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and, therefore, management is required to apply its judgment in evaluating and implementing possible controls and procedures. The Chief Executive Officer and the Chief Financial Officer, after evaluating the effectiveness of our DC&P as at December 31, 2018 have concluded that the DC&P were adequate and effective to provide reasonable assurance that material information we are required to disclose on a continuous basis in interim and annual filings and other reports and news releases is recorded, processed, summarized and reported or disclosed on a timely basis as necessary.

UPDATED SHARE INFORMATION
As at March 15, 2019, the following class of shares and equity securities potentially convertible into Common Shares were outstanding:

(in thousands)
Common shares	91,636
Convertible equity securities
Derivative liability warrants	3,523
Stock options	8,345
Subsequent to year-end we issued 4.61 million Common Shares and received gross proceeds of $30 million pursuant to our ATM facility as more fully discussed in the Recent Developments section of this document,
Subsequent to year end, the 1.74 million derivative warrants outstanding at December 31, 2018 related to the February 14, 2014 private placement offering, were fully exercised. Certain holders of these warrants elected the cashless exercise option and we issued 687,000 Common Shares on the cashless exercise of 1.27 million warrants. The remaining 464,000 warrants were exercised for cash, at a price of $3.2204 and we received cash proceeds of $1.49 million upon the issuance of 464,000 Common Shares.
Subsequent to the year-end we granted 1.37 million stock options at a weighted average price of $6.05 (CA $8.04) to our officers, directors and employees and we issued 377,000 Common Shares for proceeds of $1.30 million upon the exercise of 377,000 stock options. In addition, 234,000 stock options were forfeited.

SUPPLEMENTAL INFORMATION
Selected Annual Information (expressed in thousands of dollars, except per share data)

	2018	2017	2016
	$	$	$
Statement of Operations
Revenues	463	418	173
Expenses, net	(54,556)	(47,286)	(25,200)
Change in estimated fair value of derivative warrant liabilities	(9,954)	(23,924)	1,732
Income tax expense	(73)	—	—
Net loss for the year	(64,120)	(70,792)	(23,295)
Net loss per share	(0.76)	(0.92)	(0.66)
Weighted average number of common shares outstanding	84,782	76,918	35,285
Statement of Financial Position
Working capital	125,587	167,102	33,488
Total assets	145,863	189,847	56,997
Non-current contingent consideration	3,956	3,719	3,419
Shareholder’s equity	112,575	165,743	35,950
Common shares outstanding	85,500	84,052	52,808
Quarterly Information (expressed in thousands except per share data)
Set forth below is unaudited consolidated financial data for each of the last eight quarters:

2018	Q1	Q2	Q3	Q4	Annual
	$	$	$	$	$
Revenues	30	29	375	29	463
Expenses
R&D	8,887	10,504	11,152	10,839	41,382
Corporate, administration and business development	3,791	3,462	2,923	3,498	13,674
Amortization of tangible and intangible assets	399	403	408	355	1,565
Other expense (income)	(200)	(566)	(563)	(736)	(2,065)
Total expenses	12,877	13,803	13,920	13,956	54,556
Net loss before change in estimated fair value of derivative warrant liabilities	(12,847)	(13,774)	(13,545)	(13,927)	(54,093)
Change in estimated fair value of derivative warrant liabilities	(2,631)	(1,933)	(4,797)	(593)	(9,954)
Income tax expense	—	—	—	(73)	(73)
Net loss for the period	(15,478)	(15,707)	(18,342)	(14,593)	(64,120)
Per common share ($)
Net loss per common share – basic and diluted	(0.18)	(0.19)	(0.21)	(0.17)	(0.76)
Common Shares outstanding	84,052	85,321	85,323	85,500	85,500
Weighted average number of common shares outstanding	84,052	84,350	85,321	85,384	84,782

2017	Q1	Q2	Q3	Q4	Annual
	$	$	$	$	$
Revenues	30	329	29	30	418
Expenses
R&D	7,325	7,107	10,807	8,691	33,930
Corporate, administration and business development	3,427	2,901	2,650	3,118	12,096
Amortization and impairment of tangible and intangible assets	363	370	362	361	1,456
Other expense (income)	75	(152)	(315)	196	(196)
Total expenses	11,190	10,226	13,504	12,366	47,286
Net loss before change in estimated fair value of derivative warrant liabilities	(11,160)	(9,897)	(13,475)	(12,336)	(46,868)
Change in estimated fair value of derivative warrant liabilities	(40,781)	7,498	355	9,004	(23,924)
Net loss for the period	(51,941)	(2,399)	(13,120)	(3,332)	(70,792)
Per common share ($)
Net loss per common share – basic and diluted	(0.92)	(0.03)	(0.16)	(0.04)	(0.92)
Common Shares outstanding	82,101	83,485	83,973	84,052	84,052
Weighted average number of common shares outstanding	56,680	82,973	83,608	84,038	76,918
Summary of Quarterly Results
The primary factors affecting the magnitude of our losses in the various quarters are noted below and include the timing of R&D costs associated with the clinical development program, timing and amount of stock compensation expense, and fluctuations in the non-cash change in estimated fair value of derivative warrant liabilities.
The increase in R&D costs for the three months ended September 30, 2018 and June 30, 2018 was due to the ramp up in AURORA trial costs, and startup costs for AURORA 2 extension trial and the Phase 2 DES and FSGS studies. The increase in R&D costs for the three months ended March 31, 2018, December 31, 2017 and September 30, 2017 primarily reflect expenses associated with our AURORA trial, including CRO and drug supply expenses.
Corporate, administration and business development costs included non-cash stock-based compensation expense of $686,000 for the three months ended December 31, 2018, $887,000 for the three months ended September 30, 2018, $1.26 million for the three months ended June 30, 2018, $1.33 million for the three months ended March 31, 2018, $656,000 for the three months ended December 31, 2017, $795,000 for the three months ended September 30, 2017, $718,000 for the three months ended June 30, 2017, and $1.08 million for the three months ended March 31, 2017. The three months ended March 31, 2017 also included a provision amount of $519,000 related to the departure of the former Chief Executive Officer (Charles Rowland) on February 6, 2017.
We record non-cash adjustments each quarter resulting from the fair value revaluation of the derivative warrant liabilities. These revaluations fluctuate based primarily on the market price of our Common Shares. An increase in the market price of our Common Shares results in a loss on revaluation while a decrease results in a gain on revaluation.
The change in the estimated fair value of the derivative warrant liabilities for the three months ended December 31, 2018 of $ 593,000 primarily reflected an increase in our share price to $6.82 per share at December 31, 2018 compared to $6.64 per share at September 30, 2018 while the change in the estimated fair value of the derivative warrant liabilities for the three months ended September 30, 2018 of $4.80 million primarily reflected an increase in our share price to $6.64 per share at September 30, 2018 compared to $5.63 per share at June 30, 2018. The change in the estimated fair value of the derivative warrant liabilities for the three months ended June 30, 2018 of $1.93 million primarily reflected an increase in our share price to $5.63 per share at June 30, 2018 compared to $5.19 per share at March 31, 2018. The change in the estimated fair value of the derivative warrant liabilities for the three months ended March 31, 2018 of $2.63 million primarily reflected an increase in our share price to $5.19 per share at March 31, 2018 compared to $4.53 per share at December 31, 2017.
The change in the estimated fair value of the derivative warrant liabilities for the three months ended December 31, 2017 of $9.01 million primarily reflected a decrease in our share price to $4.53 per common share at December 31, 2017 compared to $6.27 per share at September 30, 2017. The change in the estimated fair value of the derivative warrant liabilities for the three months ended June 30, 2017 of $7.50 million primarily reflected a decrease in our share price to $6.13 per common share at June 30, 2017 compared to $7.34 per common share at March 31, 2017. The change in the estimated fair value of derivative warrant liabilities of $40.78 million for the three months ended March 31, 2017 reflected the significant increase in our share price from $2.10 per common share at December 31, 2016 to $7.34 per common share at March 31, 2017.
Fourth Quarter Analysis (See Quarterly Information above for the fourth quarter comparative information detail).
We recorded a consolidated net loss of $14.59 million or $0.17 per common share for the fourth quarter ended December 31, 2018, compared to a consolidated net loss of $3.33 million or $0.04 per common share for the fourth quarter ended December 31, 2017.

The increase of $11.26 million in the consolidated net loss was primarily attributable to the following items on a net basis:

•
The change in estimated fair value of derivative warrant liabilities was $9.95 million as we recorded an increase of $593,000 in the estimated fair value of derivative warrant liabilities for the fourth quarter ended December 31, 2018 compared to decrease in the estimated fair value of derivative warrant liabilities of $9.00 million for the fourth quarter of 2017.

•
An increase in R&D expenses of $2.15 million in the fourth quarter of 2018 primarily attributable to costs incurred for the AURORA 2 extension trial, the DDI study and the FSGS and DES Phase 2 studies which were newly enrolled studies in 2018;

•
Other expense (income) reflected income of $736,000 for the fourth quarter of 2018 compared to a net expense of $196,000 for the fourth quarter of 2017. This change was primarily due to a net change in finance income of $862,000 between the two periods.